UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On January 17, 2022, MMtec, Inc. (the “Company”) held its annual meeting of shareholders at 9:00 a.m. local China time in Beijing, China (the “Annual Meeting”). The number of shares of common stock that voted on matters presented at the Annual Meeting was 8,691,594, representing approximately 34.60% of the 25,120,000 shares outstanding as of the December 10, 2021, the record date for the Annual Meeting. The following is a list of matters considered and approved by the Company’s shareholders at the Annual Meeting:

1.       The election of directors duly nominated: Qingshun Meng and Shufang Lai.

NOMINEE	VOTES FOR	VOTES WITHHELD
Qingshun Meng	8,571,740	119,854
Shufang Lai	8,572,740	118,854

2. The ratification of the appointment of MALONE BAILEY LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2021.

For: 8,605,338	Against: 86,234	Abstain: 22

3.        The approval of the Company’s 2021 Equity Incentive Plan.

For: 8,560,126	Against: 130,010	Abstain: 1,458

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: January 21, 2022

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